02050298

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

SEC MAIL PROCESSING
RECEIVED
AUG 9 1 2002
WASH. D.C. 160 SECTION

FOR PERIOD ENDED **July 30, 2002**

COMMISSION FILE NUMBER: **(SEC File No: 0-30006)**

SUNGOLD ENTERTAINMENT CORP.
(Translation of registrant's name into English)

#500 - 666 Burrard Street
Vancouver, British Columbia
Canada, V6C 3P6

(Address of principal executive office)

PROCESSED
P AUG 1 3 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ **No** X

CR

SUNGOLD ENTERTAINMENT CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED MAY 31, 2002

(A Development Stage Company)

(Presented in Canadian Dollars)

(Unaudited - See Notice to Reader)

LOEWEN, STRONACH & CO.
Chartered Accountants

NOTICE TO READER

We have compiled the interim consolidated balance sheet of Sungold Entertainment Corp. as at May 31, 2002 and the interim consolidated statements of loss and deficit and cash flow for the third quarter then ended from information provided by Company's management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these interim consolidated statements may not be appropriate for their purposes.

"Loewen, Stronach & Co."
Chartered Accountants

Vancouver, BC

June 16, 2002

SUNGOLD ENTERTAINMENT CORP.

INTERIM CONSOLIDATED BALANCE SHEET

MAY 31, 2002

(A Development Stage Company)

(Presented in Canadian Dollars)

(Unaudited - See Notice to Reader)

	May 31 2002 $	August 31 2001 $
ASSETS		
CURRENT ASSETS		
Cash	169,422	104,194
Prepaid expenses and deposits	192,733	45,767
	362,155	149,961
PRE-DEVELOPMENT COSTS (Note 2)	2,923,552	2,894,225
CAPITAL ASSETS (Note 3)	581,895	695,716
	3,867,602	3,739,902
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	40,554	115,710
Current portion of obligation under capital leases (Note 4)	18,569	16,037
	59,123	131,747
OBLIGATION UNDER CAPITAL LEASES (Note 4)	22,437	36,687
	81,560	168,434
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 5)	15,808,086	13,768,636
DEFICIT	(12,022,044)	(10,197,168)
	3,786,042	3,571,468
	3,867,602	3,739,902

APPROVED BY THE DIRECTORS:

"Kim Hart" Director

"Anne Kennedy" Director

See accompanying notes to interim consolidated financial statements

SUNGOLD ENTERTAINMENT CORP.
INTERIM CONSOLIDATED STATEMENT OF LOSS
FOR THE THIRD QUARTER ENDED MAY 31, 2002

(A Development Stage Company)
(Presented in Canadian Dollars)
(Unaudited - See Notice to Reader)

	Third quarter ended		Year-to-date	
	May 31 2002 $	May 31 2001 $	May 31 2002 $	May 31 2001 $
REVENUE				
Sales	12,177	-	18,825	-
Interest income	-	-	4	-
Foreign exchange gain (loss)	(2,174)	1,864	(4,798)	5,840
	10,003	1,864	14,031	5,840
EXPENSES				
Advertising and promotion	274,521	462,183	578,203	698,682
Internet services	76,123	-	313,832	-
Management fees	61,500	61,500	184,500	184,500
Professional and consulting fees	88,769	5,474	172,076	58,605
Investor relations	38,438	6,402	152,119	9,776
Amortization	40,812	35,890	121,512	83,888
Travel and conferences	34,826	4,168	102,168	56,705
Office and miscellaneous	25,571	12,695	53,367	32,940
Office rent and services	19,111	13,870	50,496	30,739
Insurance	14,921	10,595	47,035	33,627
Transfer agent and filing fees	15,540	11,227	30,136	16,384
Prizes	2,451	-	22,346	-
Interest on capital leases	2,632	-	6,861	-
Interest and bank charges	1,553	441	4,006	1,994
Quebec capital tax	250	-	250	-
	697,018	624,445	1,838,907	1,207,840
LOSS BEFORE PRE-DEVELOPMENT COSTS WRITE-OFF	687,015	622,581	1,824,876	1,202,000
Pre-development costs write-off	-	460,573	-	460,573
LOSS	687,015	1,083,154	1,824,876	1,662,573
DEFICIT – BEGINNING	11,335,029	8,592,507	10,197,168	8,013,088
DEFICIT – ENDING	12,022,044	9,675,661	12,022,044	9,675,661

See accompanying notes to interim consolidated financial statements

SUNGOLD ENTERTAINMENT CORP.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOW
FOR THE THIRD QUARTER ENDED MAY 31, 2002

(A Development Stage Company)
(Presented in Canadian Dollars)
(Unaudited - See Notice to Reader)

	Third quarter ended		Year-to-date	
	May 31 2002 $	May 31 2001 $	May 31 2002 $	May 31 2001 $
OPERATING ACTIVITIES				
Loss	(687,015)	(1,083,154)	(1,824,876)	(1,662,573)
Item not involving cash:				
Amortization	40,812	35,890	121,512	83,888
	(646,203)	(1,047,264)	(1,703,364)	(1,578,685)
Cash provided by changes in non-cash working capital items:				
Prepaid expenses and deposits	(148,214)	88,880	(146,966)	15,550
Accounts payable and accrued liabilities	3,048	(32,150)	(75,157)	(105,669)
	(791,369)	(990,534)	(1,925,487)	(1,668,804)
INVESTING ACTIVITIES				
Pre-development costs	(1,039)	304,757	(29,327)	122,910
Acquisition of capital assets	(3,111)	(197,713)	(7,690)	(304,152)
	(4,150)	107,044	(37,017)	(181,242)
FINANCING ACTIVITIES				
Repayment of capital leases liability	(4,124)	-	(11,718)	-
Issuance of shares	960,135	828,459	2,039,450	1,817,081
	956,011	828,459	2,027,732	1,817,081
INCREASE (DECREASE) IN CASH	160,492	(55,031)	65,228	(32,965)
CASH – beginning	8,930	78,612	104,194	56,546
CASH – ending	169,422	23,581	169,422	23,581

Notes to statement of cash flow:

1) Cash consists of balances with banks				
2) Interest and income taxes paid:				
Interest paid	4,185	441	10,867	1,994
Income taxes paid	250	-	250	-

See accompanying notes to interim consolidated financial statements

SUNGOLD ENTERTAINMENT CORP.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED MAY 31, 2002

(Unaudited - See Notice to Reader)

Note 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Commitments and Contingencies

The Company's activities are subject to various governmental laws and regulations relating to horseracing, internet animated horseracing and online jackpot wagering. These regulations are continually changing. To date over 70 jurisdictions have regulated internet wagering. The Company believes its operations comply in all material respects with all applicable laws and regulations.

b) Basis of Consolidation

These consolidated financial statements include the accounts of the company and its wholly owned subsidiaries, Sungold Entertainment USA, Inc., Horsepower Broadcasting Network Inc. and Horsepower Broadcasting Network (HBN) International Ltd. All inter-company transactions and balances have been eliminated.

c) Translation of Foreign Currencies

Accounts recorded in foreign currency have been converted to Canadian dollars as follows:

- Current assets and current liabilities at exchange rates at the end of the year;
- Other assets at historical rates;
- Revenues and expenses at the average rate of exchange for the month.

Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

d) Pre-development costs

The cost of each pre-development project is capitalized until commercial production is established. If management determines that a project is not economically viable, the property and related deferred expenditures are written off.

The costs deferred at any time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the Company successfully developing and commencing the project.

... /2

Note 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

e) Capital Assets and Amortization

Capital assets are recorded at cost with amortization provided on a declining balance as follows:

Computer equipment	30%
Computers under capital leases	30%
Internet software	20%

In the year of acquisition only one-half the normal rate is applied.

Note 2 PRE-DEVELOPMENT COSTS

a) Gun Lake Indian Band project

In 1994 the Company entered into an agreement with the Gun Lake Indian Band ("Band") in Michigan, USA to develop and manage a full service casino and gaming operation.

The Company had filed a comprehensive lawsuit in the Michigan courts against the Band. The litigation arose out of notification that the Band would not honour its agreement with the Company. The Company sued for specific performance and is seeking damages of $447,800,000. The Michigan Court of Appeals court dismissed the appeal on the basis of the Defendants' claim of sovereign immunity. The Company applied for permission for a review of these issues with the Michigan Supreme Court.

	August 31 2001 $	Additions $	May 31 2002 $
Consulting and legal fees	1,036,168	-	1,036,168
Contractual obligation	520,117	-	520,117
Travel and lodging	213,432	-	213,432
	1,769,717	-	1,769,717

Note 2 PRE-DEVELOPMENT COSTS (continued)

b) Richmond/Vancouver Horseracing project

In December 2000, the Company offered to enter into a long-term lease for the racetrack and grandstands at Hastings Park in Vancouver, British Columbia, Canada. The Company plans to renovate the Hastings Park facility in conjunction with the construction of a one mile thoroughbred training centre in Richmond.

The Company has an option to purchase 227 acres in Richmond, British Columbia, Canada for the purpose of developing a horse training complex, subject to approval of all zoning and regulatory authorities. The extension agreement gives the Company the option to purchase 100% of the shares of A.C. Gilmore & Sons Ltd., the owner of the property, for CDN $20,992,490 until November 30, 2002.

In September 2001, the Company renegotiated to extend the agreement with a party who is interested in the Richmond horse training complex project. The agreement set out the intention of both parties that upon the Company receiving the appropriate permission from the City of Richmond, BC and from the province of British Columbia to develop the project, the interested party would purchase 6 million common treasury shares of Sungold Entertainment Corp. at US$4.00 per share by way of a private placement. The agreement was extended to October 1, 2002.

	August 31 2001 $	Additions $	May 31 2002 $
Consulting and legal fees	801,214	4,312	805,526
Option fee	146,447	12,370	158,817
Architectural fees	32,752	-	32,752
Other direct costs	19,933	1,039	20,972
	1,000,346	17,721	1,018,067

... /4

Note 2 PRE-DEVELOPMENT COSTS (continued)

c) Horsepower™ Software Development project

On September 15, 1999, the Company incorporated a wholly owned subsidiary, Horsepower Broadcasting Network Inc. ("HBN") in the Province of British Columbia under the Company Act (British Columbia), and its principal activity is developing internet wagering and payment processing software. On March 22, 2000, the subsidiary name changed to Horsepower Network.com Inc., and on January 25, 2001, the subsidiary name changed to Horsepower Broadcasting Network Inc.

The Company negotiated the North American gaming and racetrack rights and International internet rights to the Horsepower™ equal chance wagering-based animated horseracing game. This agreement gives Sungold the exclusive perpetual right and license to market the game, sub-license the game, sell commercial sponsorships, advertising and other promotional materials in connection with the use of the technology. This includes the rights to all intellectual property including copyrights, patents and trademarks.

The Company, as part of the agreement, may be required to pay New Gaming Generation Pty Ltd. of Victoria, Australia up to a 15% interest in the net revenues of the Horsepower Game, as well as 250,000 common shares of Sungold once $500,000 in net revenues is generated from HBN.

HBN acquired computer hardware, developed software and leased a hosting facility that enables Horsepower™ to operate on the world wide web 24/7 as a play for prizes virtual horseracing game. HBN developed a US$ cash wagering version (Horsepower2™) for play on the internet and at racetracks in June, 2001 and has engaged its sister company, Horsepower Broadcasting Network (HBN) International Ltd. ("HBN Int'l") to operate their US$ wagering site.

	August 31 2001 $	Additions $	May 31 2002 $
Legal and consulting fees	58,999	-	58,999

... /5

Note 2 PRE-DEVELOPMENT COSTS (continued)

d) Horsepower™ Operating project

On February 20, 2001, the Company incorporated a wholly owned subsidiary, Horsepower Broadcasting Network (HBN) International Ltd. ("HBN Int'l"), in the Province of Quebec under the Canada Business Corporation Act. HBN Int'l is licensed by the Kahnawake Gaming Commission and operates on the Kahnawake Territory in Quebec. Its main activity is operating the Horsepower2™ game, a unique equal chance online US$ cash wagering version virtual horseracing game. Horsepower2™ allows all players for as little as US$2 an equal chance to win a worldwide jackpot when wagering on common parimutuel pools.

	August 31 2001 $	Additions $	May 31 2002 $
Legal and consulting fees	-	-	-

e) SafeSpending project

In May 2001, the Company signed an agreement for the acquisition of the entire world wide right, title and interest to the internet payment system technology of SafeSpending Services Inc. ("SafeSpending"). The SafeSpending internet payment system is a prepaid spending system that uses a unique and personalized PIN number which can be used to make purchases online from merchants and individuals.

The acquisition agreement with SafeSpending includes all copyrights, trademarks, source codes and SafeSpending's intellectual property. Under the terms of agreement the Company has agreed to pay a 7.5 percent royalty of net revenue relating to the technology and 330,000 common shares of the Company upon the Company or it's subsidiary Horsepower Broadcasting Network Inc. receiving $1,000,000 in net revenue from operation, sale or license of the technology.

	August 31 2001 $	Additions $	May 31 2002 $
Acquisition cost	62,300	-	62,300
Legal and consulting fees	2,863	11,606	14,469
	65,163	11,606	76,769

	August 31 2001 $	Additions $	May 31 2002 $
TOTAL PRE-DEVELOPMENT COSTS	2,894,225	29,327	2,923,552

... /6

Note 3 CAPITAL ASSETS

	May 31 2002			August 31 2001
	Cost	Less Accumulated Amortization	Net Book Value	Net Book Value
	$	$	$	$
Internet software	580,020	170,028	409,992	477,224
Computer equipment	258,223	127,416	130,807	165,465
Computers under capital leases	62,378	21,282	41,096	53,027
	900,621	318,726	581,895	695,716

Note 4 OBLIGATION UNDER CAPITAL LEASES

The Company has three lease agreements for computers accounted for as capital leases. Current payments are $2,094 monthly, expiring November 2003 through June 2004.

The following is a schedule of future lease payments

	May 31 2002	August 31 2001
	$	$
Total minimum lease payments:	47,733	65,429
Less amount representing interest	(6,727)	(12,705)
Balance of obligations	41,006	52,724
Less current portion	(18,569)	(16,037)
Non-current portion	22,437	36,687
Twelve months ended May 31:		
– 2002	-	16,037
– 2003	18,569	16,037
– 2004	22,437	20,650
	41,006	52,724

.../7

Note 5 SHARE CAPITAL

During the period, the Company received regulatory approval to increase its authorized share capital as approved in February 2002 Annual General Meeting. The authorized common shares were then increased to 100,000,000 shares from 58,875,000 shares, and two classes of preference shares were created.

	May 31 2002 $	August 31 2001 $
Authorized:		
100,000,000 common shares without par value		
100,000,000 Class "A" Preference shares with a par value of $10 each		
100,000,000 Class "B" Preference shares with a par value of $50 each		
Issued:		
47,121,209 common (August 31, 2001 – 34,454,543 common)	15,808,086	13,768,636

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K for the period ended July 30, 2002 to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNGOLD ENTERTAINMENT CORP.
(the Registrant)

Date: July 30, 2002

By:* ____________________
KIM N. HART - CEO

*Print name and title under the signature of the signing officer